                                    EXHIBIT 2

                                                                     GULL LABS -
                                                            FRESENIUS EVALUATING
                                                            PARTNERSHIP STRATEGY

                     For immediate Release: October 23, 1997

                           CONTACT:  Peter Gladkin
                                     Independent Board Member
                                     Gull Laboratories, Inc.
                                     (801) 263-3524  Ext. 5020


Gull Laboratories, Inc. (AMEX: GUL), a Salt Lake City-based medical products manufacturer, confirms today that its major shareholder Fresenius AG, Bad Homburg, Germany, has been approached by a number of firms expressing a potential interest in partnering or otherwise acquiring Gull Laboratories. Fresenius has engaged the New York based investment banking firm Wasserstein Perella & Co. to evaluate the various alternatives and provide recommendations. Fresenius AG holds a 62% majority in Gull shares.

                  Gull Laboratories, Inc., which is listed on the American Stock Exchange, is a broad based immunodiagnostic company with reagent and automated systems for the detection and diagnosis of infectious diseases and is active in autoimmune disease, the bloodgrouping serology and HLA tissue typing for transplantation.

                  Especially noteworthy is the revolutionary, patented molecular DNA based development by Gull called GeneSTAR, for the rapid detection and diagnosis of infectious agents with significant sales potential in the clinical laboratory and food industry markets. Gull also recently launched in Europe a unique and highly sensitive Herpes Type Specific test which is essential for detecting the increasingly recognized problem of genital herpes virus in women, men and children.

                      Gull Laboratories, Inc. reported revenues of $11.2 million and net income of $0.176 million for the first six months of 1997. The company has a global marketing and sales organization with significant capabilities in both the US and Europe and a distribution of products in 42 countries. Gull has manufacturing facilities in Salt Lake City, Utah, Kennebunk, Maine and Bad Homburg, Germany.

                      Fresenius AG is one of the world's leading Health Care companies. For the first six months of 1997, the company reported revenues of DM
3.5 billion and has 34,000 employees worldwide.

                      Except for historical information contained herein, the matters discussed in this press release may contain forward looking statements which are based on management's expectations and beliefs concerning future events affecting Gull Laboratories. Such statements involve risks and uncertainties, including market acceptance of new products by Gull's customers, regulatory clearance, and other matters, that are described by Gull's filings with the SEC.